Exhibit 99.13

March 31, 2014

CONSENT OF CHRISTOPHER JACOBS

United States Securities and Exchange Commission

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2013 (the ‘Annual Report’), I, Christopher Jacobs, CEng MIMMM, Vice President and Mining Economist, Micon International Ltd., hereby consent to the inclusion in, or incorporation by reference into, the Annual Report and the Company’s Registration Statement on Form S-8 (File No. 333-128128), Form F-10 (File No. 333-185152) and Form F-3D (File No. 333-194702), of the following:

1.	Technical Report on the Mineral Reserves and Mineral Resources of the Salobo Copper-Gold Mine Carajas, Pará State, Brazil, dated March 19, 2013.

Yours truly,

/s/ Christopher Jacobs
______________________________
Christopher Jacobs, CEng MIMMM
Vice President and Mining Economist
Micon International Ltd.